EXHIBIT 12.1

WESTLAKE CHEMICAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income before Income Taxes	$558,379	$963,441	$1,083,918	$942,172	$585,169
Fixed Charges	122,128	70,261	64,755	60,593	65,002
Amortization of Capitalized Interest	—	—	—	—	—
Equity Investee Distributions	5,116	5,610	5,459	5,114	4,449
Capitalized Interest	(10,388)	(10,449)	(7,059)	(25,932)	(7,706)
Equity Investment (Income) Loss	(52,693)	(22,362)	864	(4,914)	(1,444)
Total Earnings Available for Fixed Charges	$622,542	$1,006,501	$1,147,937	$977,033	$645,470

Fixed Charges
Interest Expense	$79,473	$34,656	$37,352	$18,082	$43,049
Capitalized Interest	10,388	10,449	7,059	25,932	7,706
Amortization of Debt Issue Costs	3,159	2,004	1,673	1,459	1,514
Portion of Rentals	29,108	23,152	18,671	15,120	12,733
Total Fixed Charges	$122,128	$70,261	$64,755	$60,593	$65,002

Ratio of Earnings to Fixed Charges	5.1	14.3	17.7	16.1	9.9